AB
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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14049631

SEC FILE NUMBER
8- 036164

8→ 67684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____1/01/13_____ AND ENDING____12/31/13_____
                                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

The
NAME OF BROKER-DEALER: M&A Group-Sorensen Freeland Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____3565 IDS Center, 80 S 8tgh Street_____
                                                              (No. and Street)

____Minneapolis_____MN_____55402_____
                     (City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____Jon Freeland   612-375-1283_____
                                                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Baker Tilly Virchow Krause, LLP_____
                                      (Name – if individual, state last, first, middle name)

225 S Sixth STreet, STE 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X   Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 1 0 2014

REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY	

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ____Ivar W. Sorensen_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

____M&A Group-Sorensen Freeland Parnters, LLC_____ , as

of ____December 31_____ , 20_13_ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

____Partner_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE M&A GROUP – SORENSEN FREELAND PARTNERS, LLC
(A Limited Liability Company)
Minneapolis, Minnesota

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Year Ended December 31, 2013



THE M&A GROUP – SORENSEN, FREELAND PARTNERS, LLC

TABLE OF CONTENTS

Independent Auditors' Report   1 - 2

Financial Statements

Statement of Financial Condition   3

Statement of Operations   4

Statement of Changes in Members' Capital   5

Statement of Cash Flows   6

Notes to Financial Statements   7 - 9

Supplementary Information

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission   10

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3   11 - 12



Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Members
The M&A Group - Sorensen Freeland Partners, LLC
Minneapolis, Minnesota

Report on the Financial Statements

We have audited the accompanying statement of financial condition of The M&A Group - Sorensen Freeland Partners, LLC, as of December 31, 2013, and the related statements of income, changes in members' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The M&A Group - Sorensen Freeland Partners, LLC as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information on page 10 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 27, 2014

THE M&A GROUP – SORENSEN FREELAND PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2013

ASSETS

Cash	$	41,200
Goodwill		20,000
TOTAL ASSETS	$	61,200

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES

Accrued expenses	$	6,764
MEMBERS' CAPITAL		54,436
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	61,200

See accompanying notes to financial statements.

THE M&A GROUP – SORENSEN FREELAND PARTNERS, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2013

REVENUES	
Transaction fees and consulting services	$ 607,711
EXPENSES	
Commissions, payroll and related expenses	552,896
Professional fees	7,884
Rent expense	86,400
Other expenses	61,857
Total Expenses	709,037
NET LOSS	$ (101,326)

See accompanying notes to financial statements.

THE M&A GROUP – SORENSEN FREELAND PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL
For the Year Ended December 31, 2013

BALANCE, December 31, 2012	$	155,762
Net loss		(101,326)
BALANCE, December 31, 2013	$	54,436

THE M&A GROUP – SORENSEN FREELAND PARTNERS, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (101,326)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Prepaid expenses	4,917
Accrued expenses	6,764
Net cash flows from operating activities	(89,645)
Net Change in Cash	(89,645)
CASH - BEGINNING OF YEAR	130,845
CASH - END OF YEAR	$ 41,200

See accompanying notes to financial statements.

THE M&A GROUP – SORENSEN FREELAND PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2013

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

The M&A Group – Sorensen Freeland Partners, LLC (the Company) functions primarily as an investment banking organization advising institutional clients on matters of mergers and acquisitions and other financial advisory service. In addition, the Company is approved by the Financial Industry Regulatory Agency ("FINRA") for the private placement of equity, debt, and direct participation securities with institutional investors and other accredited investors.

Cash

Cash balances in excess of FDIC and similar insurance coverages are subject to the normal banking risks of funds in excess of those limits.

Goodwill

The Company accounts for goodwill in accordance with FASB ASC 350-10, *Goodwill and Other Intangible Assets*. This Statement provides that goodwill is reviewed at least annually for impairment. An impairment review is designed to determine whether the fair value, and the related recorded goodwill, is below its carrying value. There were no charges to operations for goodwill impairment during the year. If goodwill was impaired, the impairment would be measured by the amount by which the carrying amount of the goodwill exceeds the implied fair value of the goodwill.

Revenue Recognition

The Company recognizes the initial nonrefundable portion of its merger and acquisition engagements upon the execution of the engagement letter. The remaining portion is recognized following the closing of the transaction (approximately three or more months later). The Company also records consulting revenues as services are provided.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. Each member's allocable share of the Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in the financial statements.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2010. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Office Lease

The Company subleases its office space from Sorensen Freeland Partners, LLC, a company related through common ownership, on an annual basis. For the year ended December 31, 2013, monthly base rent was $7,200, which includes expenses, with automatic renewals each year. Rent expense paid to Sorensen Freeland Partners, LLC was $86,400 for the year ended December 31, 2013.

NOTE 3 - Related Party Transactions

The Company contracted with Sorensen Freeland Partners, LLC, for certain professional services pursuant to an Expense Sharing Agreement (the Agreement). The term of the Agreement was for one year with automatic one year renewals unless written notice is provided 30 days prior to the expiration of each term. Under the terms of the Agreement, amounts for services provided and other general and administrative expenditures were computed monthly based on the amount utilized by the Company.

As of December 31, 2013, there was no outstanding liability related to these agreements. The total amount paid for the year ended December 31, 2013 for services was $86,400, which included payments for office rent noted in Note 2.

NOTE 4 - Revenue Concentration

The primary source of revenues for the Company is merger and acquisition advisory services. The nature of the business causes uneven revenue recognition throughout the year based on newly signed engagements and the successful completion of engagements which is highly variable. During the year ended December 31, 2013, the Company had transactions with one customer with the aggregate amount of the transactions approximately 82% of total revenues.

NOTE 5 - Net Capital Requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of December 31, 2013, the net capital ratio was .00 to 1 and net capital was $34,436, which exceeded the minimum requirement by $29,436.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2013 amended FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 6– Subsequent Events

The Company has evaluated subsequent events occurring through February 27, 2014, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

THE M&A GROUP – SORENSEN FREELAND PARTNERS, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2013

COMPUTATION OF NET CAPITAL

Total members' capital	$	54,436
Deductions and/or charges:		
Goodwill		20,000
Non-allowable assets		20,000
Net capital before haircuts on securities positions		34,436
Haircuts on securities positions		-
Net capital	$	34,436

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	6,764

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$	5,000
Net capital less 120% of minimum requirement	$	28,436
Excess net capital	$	29,436
Ratio: Aggregate indebtedness to net capital		.20 to 1



Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an
Exemption from SEC Rule 15c3-3

Members
The M&A Group - Sorensen Freeland Partners, LLC
Minneapolis, MN

In planning and performing our audit of the financial statements of The M&A Group - Sorensen Freeland
Partners, LLC (the Company) as of and for the year ended December 31, 2013 in accordance with auditing
standards generally accepted in the United States of America, we considered the Company's internal control
over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of
expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the
effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness
of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a
study of the practices and procedures followed by the Company including consideration of control activities for
safeguarding securities. This study included tests of such practices and procedures that we considered relevant
to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or
aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive
provisions of the Rule 15c3-3. Because the Company does not carry securities accounts for customers or
perform custodial functions relating to customer securities, we did not review the practices and procedures
followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of
    differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve
    Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the
practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and
judgments by management are required to assess the expected benefits and related costs of controls and of
the practices and procedures referred to in the preceding paragraph and to assess whether those practices and
procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of
internal control and the practices and procedures are to provide management with reasonable but not absolute
assurance that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use or disposition and that transactions are executed in accordance with management's
authorization and recorded properly to permit the preparation of financial statements in conformity with
generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and
procedures listed in the preceding paragraph.



an independent member of
BAKER TILLY
INTERNATIONAL

An Affirmative Action Equal Opportunity Employer

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a certain deficiency in internal control that we consider to be a significant deficiency. There is a lack of segregation of duties in the accounting department due to the small size of the Company's accounting department. Additionally, there are no controls in place to compensate for the lack of segregation of duties. Without appropriate segregation of duties, or compensating controls within the accounting department, it is possible the Company may not be able to successfully prevent an error or misstatement from occurring. We communicated this in writing to management and the members on February 27, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 27, 2014

THE M&A GROUP - SORENSEN FREELAND PARTNERS, LLC

(A Limited Liability Company)
Minneapolis, Minnesota

Agreed Upon Procedures

Including Form SIPC-7

December 31, 2013

THE M&A GROUP - SORENSEN FREELAND PARTNERS, LLC

TABLE OF CONTENTS

**Independent Accountants' Report on Applying Agreed-Upon Procedures Related to
an Entity's SIPC Assessment Reconciliation**   1

Accompanying Schedule

    Form SIPC-7   2 - 3



Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Members
The M&A Group - Sorensen Freeland Partners, LLC
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by The M&A Group - Sorensen Freeland Partners, LLC (the company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The company's management is responsible for the company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including copies of cancelled checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including general ledger detailed reports, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including general ledger detailed reports supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 27, 2014



SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
067684    FINRA    DEC
THE M & A GROUP-SORENSEN FREELAND PARTNERS LLC    15*15
3565 IDS CTR 80 S 8TH ST
MINNEAPOLIS MN 55402
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _____1,519_____

    B. Less payment made with SIPC-6 filed **(exclude interest)**   (_____31_____)

        _8/8/13_
        Date Paid

    C. Less prior overpayment applied   (_____)

    D. Assessment balance due or (overpayment)   _____1,488_____

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

    F. Total assessment balance and interest due (or overpayment carried forward) $ _____1,488_____

    G. PAID WITH THIS FORM:
        Check enclosed, payable to SIPC
        Total (must be same as F above) $ _____1,488_____

    H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M+A Group Sorensen Freeland Partners, LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _07_ day of _February_, 20_14_.

Partner / CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __607, 711__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ____∅____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ____∅____

        Enter the greater of line (i) or (ii)

        Total deductions   ∅

2d. SIPC Net Operating Revenues $ __607, 711__

2e. General Assessment @ .0025 $ __1,519__

(to page 1, line 2.A.)

2